SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)(1)


                            PRICELLULAR CORPORATION
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                               (Name of Issuer)


                             Class A Common Stock,
                                $.01 Par Value
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                        (Title of Class of Securities)


                                  741504 10 4
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                                (CUSIP Number)


                        Richard D. Truesdell, Jr., Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY  10017
                           Tel. No.: (212) 450-4000
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               February 28, 1997
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            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
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1.   The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                      13D



CUSIP No. 741504 10 4                              Page 2 of 9 pages

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      (1)   Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Robert Price
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      (2)   Check the Appropriate Box if a Member of a Group         (a) [x]
                                                                     (b) [ ]
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      (3)   SEC Use Only

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      (4)   Source of Funds

            WC
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                           [ ]

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      (6)   Citizenship or Place of Organization

            United States of America

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Number of             (7)   Sole Voting Power             1,167,969
Shares
Beneficially          (8)   Shared Voting Power           6,050,576
Owned by
Each                  (9)   Sole Dispositive Power        1,167,969
Reporting
Person with           (10)  Shared Dispositive Power      6,050,576

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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            7,218,545

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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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      (13)  Percent of Class Represented by Amount in Row (11)

            27.6%*

            *See response to Item 5 below.

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      (14)  Type of Reporting Person (See Instructions)

            IN
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CUSIP No. 741504 10 4                               Page 3 of 9 pages

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      (1)   Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Steven Price

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      (2)   Check the Appropriate Box if a Member of a Group         (a) [x]
                                                                     (b) [ ]

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      (3)   SEC Use Only

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      (4)   Source of Funds

            Not applicable.

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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                             [ ]

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      (6)   Citizenship or Place of Organization

            United States of America

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Number of             (7)   Sole Voting Power             2,892,295
Shares
Beneficially          (8)   Shared Voting Power           1,144,843
Owned by
Each                  (9)   Sole Dispositive Power        2,892,295
Reporting
Person with           (10)  Shared Dispositive Power      1,144,843

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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            4,037,138

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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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      (13)  Percent of Class Represented by Amount in Row (11)

            16.2%*

            *See response to Item 5 below.

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      (14)  Type of Reporting Person (See Instructions)

            IN


      The following information amends and supplements Amendment No. 2 to the
Schedule 13D dated August 15, 1996.

      Item 1.  Security and Issuer.

      This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 45 Rockefeller Plaza, New York, NY 10020.

      Item 2.  Identity and Background.

      This statement is filed by Robert Price and Steven Price (the "Reporting Persons"). Robert Price and Steven Price are parties to a voting agreement (the "Voting Agreement") dated as of December 28, 1995, as amended on June 24, 1996, among the Company, AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), Aeneas Venture Corporation, Spectrum Equity Investors, L.P., Thomas H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership, The Public School Employes' Retirement System, pursuant to which each of the parties thereto has agreed to vote for the nominees to the Board of each of the other parties thereto. The Reporting Persons disclaim membership in a group with the other parties to the Voting Agreement. On June 24, 1996, the Voting Agreement was amended, among other things, for the purpose of removing Eileen Farbman (in her individual capacity and as custodian for Leo Farbman and Alexandra Farbman) as a party thereto. As a result of this amendment, Eileen Farbman ceased to be a member of a group with the Reporting Persons.

      The business address of Robert Price and Steven Price is 45 Rockefeller Plaza, New York, NY 10020. Robert Price and Steven Price are employed by the Company.

      None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Each of the Reporting Persons are citizens of the United States of America.

      Item 3.  Source and Amount of Consideration

      The source of funds used in making the purchases described in
Item 4(a)(i) below was available working capital of Price Communications Corporation, a Delaware corporation ("Price Communications"). For the purposes of this Schedule 13D, Robert Price is deemed to beneficially own any securities held by Price Communications. The aggregate purchase price was $2,225,136. See Item 4.

      Item 4.  Purpose of the Transaction

      (a) Robert Price

          (i) Price Communications Acquisitions

          From August 23, 1996 to April 3, 1997, Price Communications purchased an aggregate of 242,000 shares of Class A Common Stock of the Company in a series of open market purchases at prices of between $8.52 per share and $14.59 per share.

          (ii) Sales and Gifts

          In December 1996, Robert Price transferred an aggregate of 33,000 shares of Class B Common Stock to various entities as gifts. In February 1997, he sold an aggregate of 356,000 shares of Class A Common Stock of the Company in a series of private transactions at prices of $7.88 per share and $8.75 per share. Further, in February 1997, he transferred 50,000 shares of Class A Common Stock as a gift.

      (b) Steven Price

          (i) Sales and Gifts

          From August 1996 to February 1997, Steven Price sold an aggregate of 484,000 shares of Class A Common Stock of the Company in a series of open market and private transactions at prices between $7.88 per share and $13.50 per share. In December 1996 and February 1996, he further transferred 80,000 shares of Class B Common Stock as gifts.

      Each of the Reporting Persons intends to continue to review their investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, they will take such actions as they may deem appropriate in light of the circumstances existing from time to time. In this connection, they may, subject to market conditions and other factors that they may deem relevant, (i) purchase or otherwise acquire additional shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise. None of the Reporting Persons currently has any plans or proposals relating to the activities described in paragraphs (a)-(j) of Item 4 of Schedule 13D, except (i) as set forth in the Voting Agreement and
(ii) with respect to sales or transfers of a portion of the shares to certain existing stockholders of the Company other than Reporting Persons.

      Item 5.  Interest in the Securities of the Issuer.

      (a)(i) As of April 9, 1997, Robert Price is the beneficial owner of 7,218,545 shares of Class A Common Stock, representing 27.6% of the total number of shares of Class A Common Stock outstanding. (1) The 7,218,545 shares consist of (A) 425,781 shares of Class B Common Stock owned directly by Robert Price, which shares are convertible at the option of the holders on a one-to-one basis into shares of Class A Common Stock, (B) 1,908,250 shares of Class A Common Stock held by Price Communications, (C) warrants held by Price Communications that are currently exercisable to purchase 1,819,610 shares of Class B Common Stock, which shares are convertible at the option of the holder on a one-to-one basis into shares of Class A Common Stock, (D) 1,317,858 shares of Class B Common Stock held by Robert Price and Eileen Farbman, as joint tenants, which shares are convertible at the option of the holders on a one-to-one basis into shares of Class A Common Stock, (E) 14,000 shares of Class A Common Stock held by Robert Price and Eileen Farbman, as joint tenants, (F) 990,858 shares of Class B

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(1) Any security that any Reporting Person has the right to acquire within 60 days is deemed to be outstanding for the purposes of calculating the ownership percentage of such Reporting Person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other reporting person. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, on January 24, 1997, 20,850,153 shares of Class A Common Stock and 19,510,736 shares of Class B Common Stock were outstanding.





Common Stock held by Robert Price and Steven Price, as joint tenants, which shares are convertible at the option of the holders on a one to one basis into shares of Class A Common Stock, and (G) options to purchase 742,188 shares of Class A Common Stock granted pursuant to the Company's 1994 Stock Option Plan that are currently exercisable.

   (ii) As of April 9, 1997, Steven Price is the beneficial owner of 4,037,138 shares of Class A Common Stock, representing 16.2% of the total number of shares of Class A Common Stock outstanding. The 4,037,138 shares consist of (A) 2,685,109 shares of Class B Common Stock owned directly by Steven Price, which shares are convertible at the option of the holders on a one-to-one basis into shares of Class A Common Stock, (B) 990,858 shares of Class B Common Stock held by Robert Price and Steven Price, as joint tenants, which shares are convertible at the option of the holders on a one-to-one basis into shares of Class A Common Stock, (C) 5,038 shares of Class A Common Stock owned directly by Steven Price, (D) options to purchase 103,985 shares of Class A Common Stock, (E) 50,000 shares of Class
B Common Stock held in custody for his daughter, which shares are convertible at the option of the holder on a one-to-one basis into shares of Class A Common Stock, and (F) options to purchase 202,148 shares of Class A Common Stock granted pursuant to the Company's 1994 Stock Option
Plan that are currently exercisable, but does not include options to purchase 97,656 shares of Class A Common Stock granted pursuant to the Company's 1994 Stock Option Plan that are not exercisable within 60 days.

      (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

      (c) Except for the transactions described in Item 4 hereof, no transactions in shares of Common Stock have been effected during the past 60 days by any Reporting Person nor by any other person controlling any Reporting Person.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In addition to the Voting Agreement, the Reporting Persons are subject to (a) a stockholders agreement dated as of April 29, 1994 by and among AT&T Wireless Services, Inc. and the parties named therein, as amended, and to (b) a stockholders agreement dated as of May 16, 1994 among Aeneas Venture Corporation, Spectrum Equity Investors, L.P. and the parties named therein, as amended. Except as referred to or described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

      Item 7.  Material Filed as Exhibits.

      10.1 Stockholders Agreement, dated as of April 29, 1994, by and among the Company and AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.)*

      10.2 Amended and Restated Stockholders Agreement, dated May 16, 1994, by and among the Company, Aeneas Venture Corporation and Spectrum Equity Investors, L.P.*

      10.3 Voting Agreement, dated as of December 28, 1995, by and among the Company, AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), Aeneas Venture Corporation, Spectrum Equity Investors, L.P., Thomas H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership, The Public School Employes' Retirement System and certain members of the Price family**

      10.4 Amendment to the Voting Agreement, dated as of June 24, 1996, by and among the Company, AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), Aeneas Venture Corporation, Spectrum Equity Investors, L.P., Thomas H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership, The Public School Employes' Retirement System and certain members of the Price family***

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*     Incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-85678).

** Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

*** Incorporated herein by reference to Amendment No. 2 to the Schedule 13D relating to ownership of the Company's Class A Common Stock filed by Robert Price and Steven Price on August 15, 1996.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

      Dated:  April 10, 1997



                                                  /s/ Robert Price
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                                                      Robert Price


                                                  /s/ Steven Price
                                                  --------------------
                                                      Steven Price